82-4211

Grupo
CONTINENTAL
S.A.

RECEIVED
SEC MAIL PROCESSING SECTION
OCT 3 1 2005
WASH, D.C.
213

October 27th, 2005.

05012214

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

Enclosed herewith we are sending a printed copy of the consolidated financial statements together with the notes thereto (annexes numbers 1 to 14) of Grupo Continental, S.A., as of September 30th, 2005.

The above mentioned information is being provided to mantain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (file number 82-4211).

Very truly yours,

PROCESSED
NOV 0 1 2005
THOMSON
FINANCIAL

Miguel Angel Rábago Vite
Chief Financial Officer

Encl.
MARV'stc
GC'43

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

**82-4211**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**
**GRUPO CONTINENTAL, S.A.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

**Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| 1 | **ACTIVO TOTAL** | **8,419,859** | **100** | **10,078,306** | **100** |
| 2 | **ACTIVO CIRCULANTE** | **2,469,114** | **29** | **3,977,819** | **39** |
| 3 | EFECTIVO E INVERSIONES TEMPORALES | 1,345,640 | 16 | 2,836,340 | 28 |
| 4 | CLIENTES Y DOCUMENTOS POR COBRAR (NETO) | 277,173 | 3 | 259,897 | 3 |
| 5 | OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 74,936 | 1 | 57,834 | 1 |
| 6 | INVENTARIOS | 755,737 | 9 | 816,164 | 8 |
| 7 | OTROS ACTIVOS CIRCULANTES | 15,628 | 0 | 7,584 | 0 |
| 8 | **LARGO PLAZO** | **997,160** | **12** | **957,456** | **10** |
| 9 | CUENTAS Y DOCUMENTOS POR COBRAR (NETO) | 0 | 0 | 0 | 0 |
| 10 | INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 962,679 | 11 | 917,536 | 9 |
| 11 | OTRAS INVERSIONES | 34,481 | 0 | 39,920 | 0 |
| 12 | **INMUEBLES, PLANTA Y EQUIPO (NETO)** | **4,340,307** | **52** | **4,436,418** | **44** |
| 13 | INMUEBLES | 2,939,834 | 35 | 2,914,739 | 29 |
| 14 | MAQUINARIA Y EQUIPO INDUSTRIAL | 2,806,041 | 33 | 2,760,468 | 27 |
| 15 | OTROS EQUIPOS | 2,752,512 | 33 | 2,218,196 | 22 |
| 16 | DEPRECIACION ACUMULADA | 4,191,256 | 50 | 3,461,411 | 34 |
| 17 | CONSTRUCCIONES EN PROCESO | 33,176 | 0 | 4,426 | 0 |
| 18 | **ACTIVO DIFERIDO (NETO)** | **491,291** | **6** | **501,321** | **5** |
| 19 | **OTROS ACTIVOS** | **121,987** | **1** | **205,292** | **2** |
| 20 | **PASIVO TOTAL** | **1,815,087** | **100** | **2,025,734** | **100** |
| 21 | **PASIVO CIRCULANTE** | **777,818** | **43** | **735,450** | **36** |
| 22 | PROVEEDORES | 328,235 | 18 | 294,835 | 15 |
| 23 | CREDITOS BANCARIOS | 0 | 0 | 0 | 0 |
| 24 | CREDITOS BURSATILES | 0 | 0 | 0 | 0 |
| 25 | IMPUESTOS POR PAGAR | 97,241 | 5 | 132,664 | 7 |
| 26 | OTROS PASIVOS CIRCULANTES | 352,342 | 19 | 307,951 | 15 |
| 27 | **PASIVO A LARGO PLAZO** | **0** | **0** | **0** | **0** |
| 28 | CREDITOS BANCARIOS | 0 | 0 | 0 | 0 |
| 29 | CREDITOS BURSATILES | 0 | 0 | 0 | 0 |
| 30 | OTROS CREDITOS | 0 | 0 | 0 | 0 |
| 31 | **CREDITOS DIFERIDOS** | **837,596** | **46** | **993,521** | **49** |
| 32 | **OTROS PASIVOS** | **199,673** | **11** | **296,763** | **15** |
| 33 | **CAPITAL CONTABLE** | **6,604,772** | **100** | **8,052,572** | **100** |
| 34 | **PARTICIPACION MINORITARIA** | **5,790** | | **6,230** | |
| 35 | **CAPITAL CONTABLE MAYORITARIO** | **6,598,982** | **100** | **8,046,342** | **100** |
| 36 | **CAPITAL CONTRIBUIDO** | **906,702** | **14** | **906,702** | **11** |
| 37 | CAPITAL SOCIAL PAGADO (NOMINAL) | 15,000 | 0 | 15,000 | 0 |
| 38 | ACTUALIZACION CAPITAL SOCIAL PAGADO | 854,622 | 13 | 854,622 | 11 |
| 39 | PRIMA EN VENTA DE ACCIONES | 37,080 | 1 | 37,080 | 0 |
| 40 | APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL GANADO (PERDIDO)** | **5,692,280** | **86** | **7,139,640** | **89** |
| 42 | RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL | 6,359,002 | 96 | 7,892,534 | 98 |
| 43 | RESERVA PARA RECOMPRA DE ACCIONES | 150,000 | 2 | 155,265 | 2 |
| 44 | EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE | (1,724,576) | (26) | (1,739,292) | (22) |
| 45 | **RESULTADO NETO DEL EJERCICIO** | 907,854 | 14 | 831,133 | 10 |

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **3** | **EFECTIVO E INVERSIONES TEMPORALES** | **1,345,640** | **100** | **2,836,340** | **100** |
| 46 | EFECTIVO | 44,335 | 3 | 32,354 | 1 |
| 47 | INVERSIONES TEMPORALES | 1,301,305 | 97 | 2,803,986 | 99 |
| **18** | **CARGOS DIFERIDOS** | **491,291** | **100** | **501,321** | **100** |
| 48 | GASTOS AMORTIZABLES (NETO) | 726 | 0 | 3,261 | 1 |
| 49 | CREDITO MERCANTIL | 490,565 | 100 | 498,060 | 99 |
| 50 | IMPUESTOS DIFERIDOS | 0 | 0 | 0 | 0 |
| 51 | OTROS | 0 | 0 | 0 | 0 |
| **21** | **PASIVO CIRCULANTE** | **777,818** | **100** | **735,450** | **100** |
| 52 | PASIVOS EN MONEDA EXTRANJERA | 15,791 | 2 | 16,298 | 2 |
| 53 | PASIVOS EN MONEDA NACIONAL | 762,027 | 98 | 719,152 | 98 |
| **24** | **CREDITOS BURSATILES CORTO PLAZO** | **0** | **100** | **0** | **100** |
| 54 | PAPEL COMERCIAL | 0 | 0 | 0 | 0 |
| 55 | PAGARE DE MEDIANO PLAZO | 0 | 0 | 0 | 0 |
| 56 | PORCION CIRCULANTE DE OBLIGACIONES | 0 | 0 | 0 | 0 |
| **26** | **OTROS PASIVOS CIRCULANTES** | **352,342** | **100** | **307,951** | **100** |
| 57 | OTROS PASIVOS CIRCULANTES CON COSTO | 0 | 0 | 0 | 0 |
| 58 | OTROS PASIVOS CIRCULANTES SIN COSTO | 352,342 | 100 | 307,951 | 100 |
| **27** | **PASIVO A LARGO PLAZO** | **0** | **100** | **0** | **100** |
| 59 | PASIVO EN MONEDA EXTRANJERA | 0 | 0 | 0 | 0 |
| 60 | PASIVO EN MONEDA NACIONAL | 0 | 0 | 0 | 0 |
| **29** | **CREDITOS BURSATILES LARGO PLAZO** | **0** | **100** | **0** | **100** |
| 61 | OBLIGACIONES | 0 | 0 | 0 | 0 |
| 62 | PAGARE DE MEDIANO PLAZO | 0 | 0 | 0 | 0 |
| **30** | **OTROS CREDITOS** | **0** | **100** | **0** | **100** |
| 63 | OTROS CREDITOS CON COSTO | 0 | 0 | 0 | 0 |
| 64 | OTROS CREDITOS SIN COSTO | 0 | 0 | 0 | 0 |
| **31** | **CREDITOS DIFERIDOS** | **837,596** | **100** | **993,521** | **100** |
| 65 | CREDITO MERCANTIL | 0 | 0 | 0 | 0 |
| 66 | IMPUESTOS DIFERIDOS | 837,596 | 100 | 993,521 | 100 |
| 67 | OTROS | 0 | 0 | 0 | 0 |
| **32** | **OTROS PASIVOS** | **199,673** | **100** | **296,763** | **100** |
| 68 | RESERVAS | 199,673 | 100 | 296,763 | 100 |
| 69 | OTROS PASIVOS | 0 | 0 | 0 | 0 |
| **44** | **EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE** | **(1,724,576)** | **100** | **(1,739,292)** | **100** |
| 70 | RESULTADO ACUMULADO POR POSICION MONETARIA | 0 | 0 | 0 | 0 |
| 71 | RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS | (1,724,576) | (100) | (1,739,292) | (100) |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

***82-4211***

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**
**GRUPO CONTINENTAL, S.A.**

**ESTADO DE SITUACION FINANCIERA** **CONSOLIDADO**

OTROS CONCEPTOS
(Miles de Pesos)

**Impresión Final**

| REF S | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 72 | CAPITAL DE TRABAJO | 1,691,296 | 3,242,369 |
| 73 | FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD | 0 | 0 |
| 74 | NUMERO DE FUNCIONARIOS (*) | 63 | 63 |
| 75 | NUMERO DE EMPLEADOS (*) | 5,402 | 4,566 |
| 76 | NUMERO DE OBREROS (*) | 8,503 | 8,996 |
| 77 | NUMERO DE ACCIONES EN CIRCULACION (*) | 750,000,000 | 750,000,000 |
| 78 | NUMERO DE ACCIONES RECOMPRADAS (*) | 0 | 0 |

(*) DATOS EN UNIDADES

**82-4211**

CLAVE DE COTIZACION: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

TRIMESTRE: **3** AÑO: **2005**

**ESTADO DE RESULTADOS**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004
(Miles de Pesos)

**CONSOLIDADO**

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| **1** | **VENTAS NETAS** | **7,838,638** | **100** | **7,653,953** | **100** |
| 2 | COSTO DE VENTAS | 3,738,209 | 48 | 3,565,759 | **47** |
| **3** | **RESULTADO BRUTO** | **4,100,429** | **52** | **4,088,194** | **53** |
| 4 | GASTOS DE OPERACION | 2,780,584 | 35 | 2,810,764 | 37 |
| **5** | **RESULTADO DE OPERACION** | **1,319,845** | **17** | **1,277,430** | **17** |
| 6 | COSTO INTEGRAL DE FINANCIAMIENTO | 1,418 | 0 | (13,826) | 0 |
| **7** | **RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO** | **1,318,427** | **17** | **1,291,256** | **17** |
| 8 | OTRAS OPERACIONES FINANCIERAS | (29,828) | 0 | (51,314) | (1) |
| **9** | **RESULTADO ANTES DE IMPUESTOS Y P.T.U.** | **1,348,255** | **17** | **1,342,570** | **18** |
| 10 | PROVISION PARA IMPUESTOS Y P.T.U. | 556,065 | 7 | 619,658 | 8 |
| **11** | **RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.** | **792,190** | **10** | **722,912** | **9** |
| 12 | PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 116,531 | 1 | 110,528 | 1 |
| **13** | **RESULTADO NETO POR OPERACIONES CONTINUAS** | **908,721** | **12** | **833,440** | **11** |
| 14 | RESULTADO POR OPERACIONES DISCONTINUADAS (NETO) | 0 | 0 | 0 | 0 |
| **15** | **RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS** | **908,721** | **12** | **833,440** | **11** |
| 16 | PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO | 0 | 0 | 0 | 0 |
| 17 | EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO) | 0 | 0 | 0 | 0 |
| **18** | **RESULTADO NETO** | **908,721** | **12** | **833,440** | **11** |
| 19 | PARTICIPACION MINORITARIA | 867 | | 2,307 | 0 |
| **20** | **RESULTADO NETO MAYORITARIO** | **907,854** | **12** | **831,133** | **11** |

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**
**GRUPO CONTINENTAL, S.A.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

**Impresión Final**

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| 1 | **VENTAS NETAS** | **7,838,638** | **100** | **7,653,953** | **100** |
| 21 | NACIONALES | 7,838,315 | 100 | 7,653,546 | 100 |
| 22 | EXTRANJERAS | 323 | 0 | 407 | 0 |
| 23 | CONVERSION EN DOLARES (***) | 29 | 0 | 33 | 0 |
| 6 | **COSTO INTEGRAL DE FINANCIAMIENTO** | **1,418** | **100** | **(13,826)** | **100** |
| 24 | INTERESES PAGADOS | 10,743 | 758 | 7,877 | 57 |
| 25 | PERDIDA EN CAMBIOS | 43,350 | 3,057 | 288 | 2 |
| 26 | INTERESES GANADOS | 91,464 | 6,450 | 59,120 | 428 |
| 27 | GANANCIA EN CAMBIOS | 141 | 10 | 38,170 | 276 |
| 28 | RESULTADO POR POSICION MONETARIA | 38,930 | 2,745 | 75,299 | 545 |
| 42 | PERDIDA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| 43 | GANACIA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| 8 | **OTRAS OPERACIONES FINANCIERAS** | **(29,828)** | **100** | **(51,314)** | **100** |
| 29 | OTROS GASTOS Y (PRODUCTOS) NETO | (29,828) | (100) | (51,314) | (100) |
| 30 | PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS | 0 | 0 | 0 | 0 |
| 31 | PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES | 0 | 0 | 0 | 0 |
| 10 | **PROVISION PARA IMPUESTOS Y P.T.U.** | **556,065** | **100** | **619,658** | **100** |
| 32 | I.S.R. | 445,166 | 80 | 465,068 | 75 |
| 33 | I.S.R. DIFERIDO | (29,323) | (5) | 15,038 | 2 |
| 34 | P.T.U. | 142,621 | 26 | 136,561 | 22 |
| 35 | P.T.U. DIFERIDA | (2,399) | 0 | 2,991 | 0 |

(***) DATOS EN MILES DE DOLARES

**82-4211**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**
**GRUPO CONTINENTAL, S.A.**

**ESTADO DE RESULTADOS** **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

| REF R | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 36 | VENTAS TOTALES | 7,954,050 | 7,758,553 |
| 37 | RESULTADO FISCAL DEL EJERCICIO | 1,316,921 | 823,232 |
| 38 | VENTAS NETAS (**) | 10,334,501 | 10,203,384 |
| 39 | RESULTADO DE OPERACION (**) | 1,731,271 | 1,654,782 |
| 40 | RESULTADO NETO MAYORITARIO (**) | 1,175,149 | 1,100,687 |
| 41 | RESULTADO NETO (**) | 1,174,694 | 1,102,657 |

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**82-4211**

CLAVE DE COTIZACION: CONTAL | TRIMESTRE: **3** AÑO: **2005**

**GRUPO CONTINENTAL, S.A.**

**ESTADO DE RESULTADOS TRIMESTRAL** | **CONSOLIDADO**

DEL 1 DE JULIO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

**Impresión Final**

| REF RT | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | | Importe | % | Importe | % |
| 1 | **VENTAS NETAS** | **2,774,275** | **100** | **2,729,779** | **100** |
| 2 | COSTO DE VENTAS | 1,325,512 | 48 | 1,276,413 | 47 |
| 3 | **RESULTADO BRUTO** | **1,448,763** | **52** | **1,453,366** | **53** |
| 4 | GASTOS DE OPERACION | 965,364 | 35 | 952,711 | 35 |
| 5 | **RESULTADO DE OPERACION** | **483,399** | **17** | **500,655** | **18** |
| 6 | COSTO INTEGRAL DE FINANCIAMIENTO | (2,841) | 0 | 34,619 | 1 |
| 7 | **RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO** | **486,240** | **18** | **466,036** | **17** |
| 8 | OTRAS OPERACIONES FINANCIERAS | (4,390) | 0 | (39,841) | (1) |
| 9 | **RESULTADO ANTES DE IMPUESTOS Y P.T.U.** | **490,630** | **18** | **505,877** | **19** |
| 10 | PROVISION PARA IMPUESTOS Y P.T.U. | 200,177 | 7 | 239,163 | 9 |
| 11 | **RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.** | **290,453** | **10** | **266,714** | **10** |
| 12 | PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS | 44,216 | 2 | 41,879 | 2 |
| 13 | **RESULTADO NETO POR OPERACIONES CONTINUAS** | **334,669** | **12** | **308,593** | **11** |
| 14 | RESULTADO POR OPERACIONES DISCONTINUADAS (NETO) | 0 | 0 | 0 | 0 |
| 15 | **RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS** | **334,669** | **12** | **308,593** | **11** |
| 16 | PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO | 0 | 0 | 0 | 0 |
| 17 | EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO) | 0 | 0 | 0 | 0 |
| 18 | **RESULTADO NETO** | **334,669** | **12** | **308,593** | **11** |
| 19 | PARTICIPACION MINORITARIA | (2,001) | | 632 | 0 |
| 20 | **RESULTADO NETO MAYORITARIO** | **336,670** | **12** | **307,961** | **11** |

CLAVE DE COTIZACION: CONTAL
**GRUPO CONTINENTAL, S.A.**

TRIMESTRE: **3** AÑO: **2005**

**ESTADO DE RESULTADOS TRIMESTRAL** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

| REF RT | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | % | TRIMESTRE AÑO ANTERIOR Importe | % |
|---|---|---|---|---|---|
| 1 | **VENTAS NETAS** | **2,774,275** | **100** | **2,729,779** | **100** |
| 21 | NACIONALES | 2,774,187 | 100 | 2,729,608 | 100 |
| 22 | EXTRANJERAS | 88 | 0 | 171 | 0 |
| 23 | CONVERSION EN DOLARES (***) | 8 | 0 | 13 | 0 |
| 6 | **COSTO INTEGRAL DE FINANCIAMIENTO** | **(2,841)** | **100** | **34,619** | **100** |
| 24 | INTERESES PAGADOS | 4,152 | 146 | 3,095 | 9 |
| 25 | PERDIDA EN CAMBIOS | 1,777 | 63 | 11 | 0 |
| 26 | INTERESES GANADOS | 25,910 | 912 | 20,513 | 59 |
| 27 | GANANCIA EN CAMBIOS | 24 | 1 | (15,969) | (46) |
| 28 | RESULTADO POR POSICION MONETARIA | 17,164 | 604 | 36,057 | 104 |
| 42 | PERDIDA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| 43 | GANACIA EN ACTUALIZACION DE UDI'S | 0 | 0 | 0 | 0 |
| 8 | **OTRAS OPERACIONES FINANCIERAS** | **(4,390)** | **100** | **(39,841)** | **100** |
| 29 | OTROS GASTOS Y (PRODUCTOS) NETO | (4,390) | (100) | (39,841) | (100) |
| 30 | PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS | 0 | 0 | 0 | 0 |
| 31 | PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES | 0 | 0 | 0 | 0 |
| 10 | **PROVISION PARA IMPUESTOS Y P.T.U.** | **200,177** | **100** | **239,163** | **100** |
| 32 | I.S.R. | 155,838 | 78 | 176,360 | 74 |
| 33 | I.S.R. DIFERIDO | (7,465) | (4) | 5,771 | 2 |
| 34 | P.T.U. | 52,637 | 26 | 52,659 | 22 |
| 35 | P.T.U. DIFERIDA | (833) | 0 | 4,373 | 2 |

(***) DATOS EN MILES DE DOLARES

**82-4211**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**

**GRUPO CONTINENTAL, S.A.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA** **CONSOLIDADO**

DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2005 Y 2004

(Miles de Pesos)

**Impresión Final**

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| **1** | **RESULTADO NETO** | **908,721** | **833,440** |
| 2 | + (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS | 93,381 | 178,350 |
| **3** | **FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO** | **1,002,102** | **1,011,790** |
| 4 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO | 118,809 | 99,296 |
| **5** | **RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION** | **1,120,911** | **1,111,086** |
| 6 | FLUJO DERIVADO POR FINANCIAMIENTO AJENO | 101,276 | 102,400 |
| 7 | FLUJO DERIVADO POR FINANCIAMIENTO PROPIO | (2,638,580) | (986,151) |
| **8** | **RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO** | **(2,537,304)** | **(883,751)** |
| **9** | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(157,605)** | **(160,046)** |
| 10 | INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES | (1,573,998) | 67,289 |
| 11 | EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO | 2,919,638 | 2,769,051 |
| 12 | EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO | 1,345,640 | 2,836,340 |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**82-4211**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**

**GRUPO CONTINENTAL, S.A.**

**ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA** **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

**Impresión Final**

| REF C | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | TRIMESTRE AÑO ANTERIOR Importe |
|---|---|---|---|
| 2 | **+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS** | **93,381** | **178,350** |
| 13 | + DEPRECIACION Y AMORTIZACION DEL EJERCICIO | 257,612 | 269,933 |
| 14 | + (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD | (15,607) | 4,118 |
| 15 | + (-) PERDIDA (GANANCIA) NETA EN CAMBIOS | 0 | 0 |
| 16 | + (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS | 0 | 0 |
| 17 | + (-) OTRAS PARTIDAS | (148,624) | (95,701) |
| 40 | + (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA | 0 | 0 |
| 4 | **FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO** | **118,809** | **99,296** |
| 18 | + (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR | 11,182 | 82,232 |
| 19 | + (-) DECREMENTO (INCREMENTO) EN INVENTARIOS | 41,033 | 45,576 |
| 20 | + (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS | 0 | 0 |
| 21 | + (-) INCREMENTO (DECREMENTO) EN PROVEEDORES | (7,427) | (71,618) |
| 22 | + (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS | 74,021 | 43,106 |
| 6 | **FLUJO DERIVADO POR FINANCIAMIENTO AJENO** | **101,276** | **102,400** |
| 23 | + FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO | 0 | 0 |
| 24 | + FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO | 0 | 0 |
| 25 | + DIVIDENDOS COBRADOS | 102,648 | 104,361 |
| 26 | + OTROS FINANCIAMIENTOS | 0 | 825 |
| 27 | (-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS | 0 | 0 |
| 28 | (-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES | 0 | 0 |
| 29 | (-) AMORTIZACION DE OTROS FINANCIAMIENTOS | (1,372) | (2,786) |
| 7 | **FLUJO DERIVADO POR FINANCIAMIENTO PROPIO** | **(2,638,580)** | **(986,151)** |
| 30 | + (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL | 0 | 0 |
| 31 | (-) DIVIDENDOS PAGADOS | (2,638,580) | (986,151) |
| 32 | + PRIMA EN VENTA DE ACCIONES | 0 | 0 |
| 33 | + APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL | 0 | 0 |
| 9 | **RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION** | **(157,605)** | **(160,046)** |
| 34 | + (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE | 0 | 0 |
| 35 | (-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO | (149,639) | (159,381) |
| 36 | (-) INCREMENTO EN CONSTRUCCIONES EN PROCESO | 0 | 0 |
| 37 | + VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE | 0 | 0 |
| 38 | + VENTAS DE ACTIVOS FIJOS TANGIBLES | 0 | 0 |
| 39 | + (-) OTRAS PARTIDAS | (7,966) | (665) |

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**
**GRUPO CONTINENTAL, S.A.**

**RAZONES Y PROPORCIONES**
**INFORMACION CONSOLIDADA**

**Impresión Final**

| REF P | CONCEPTOS | TRIMESTRE AÑO ACTUAL | | TRIMESTRE AÑO ANTERIOR | |
|---|---|---|---|---|---|
| | **RENDIMIENTO** | | | | |
| 1 | RESULTADO NETO A VENTAS NETAS | 11.59 | % | 10.89 | % |
| 2 | RESULTADO NETO A CAPITAL CONTABLE (**) | 17.81 | % | 13.68 | % |
| 3 | RESULTADO NETO A ACTIVO TOTAL (**) | 13.95 | % | 10.94 | % |
| 4 | DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR | 243.08 | % | 82.41 | % |
| 5 | RESULTADO POR POSICION MONETARIA A RESULTADO NETO | (4.28) | % | (9.03) | % |
| | **ACTIVIDAD** | | | | |
| 6 | VENTAS NETAS A ACTIVO TOTAL (**) | 1.23 | veces | 1.01 | veces |
| 7 | VENTAS NETAS A ACTIVO FIJO (**) | 2.38 | veces | 2.30 | veces |
| 8 | ROTACION DE INVENTARIOS (**) | 6.49 | veces | 5.85 | veces |
| 9 | DIAS DE VENTAS POR COBRAR | 8 | días | 8 | días |
| 10 | INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**) | 0.00 | % | 0.00 | % |
| | **APALANCAMIENTO** | | | | |
| 11 | PASIVO TOTAL A ACTIVO TOTAL | 21.56 | % | 20.10 | % |
| 12 | PASIVO TOTAL A CAPITAL CONTABLE | 0.27 | veces | 0.25 | veces |
| 13 | PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL | 0.87 | % | 0.80 | % |
| 14 | PASIVO A LARGO PLAZO A ACTIVO FIJO | 0.00 | % | 0.00 | % |
| 15 | RESULTADO DE OPERACION A INTERESES PAGADOS | 122.86 | veces | 162.17 | veces |
| 16 | VENTAS NETAS A PASIVO TOTAL (**) | 5.69 | veces | 5.04 | veces |
| | **LIQUIDEZ** | | | | |
| 17 | ACTIVO CIRCULANTE A PASIVO CIRCULANTE | 3.17 | veces | 5.41 | veces |
| 18 | ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE | 2.20 | veces | 4.30 | veces |
| 19 | ACTIVO CIRCULANTE A PASIVO TOTAL | 1.36 | veces | 1.96 | veces |
| 20 | ACTIVO DISPONIBLE A PASIVO CIRCULANTE | 173.00 | % | 385.66 | % |
| | **ESTADO DE CAMBIOS** | | | | |
| 21 | FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS | 12.78 | % | 13.22 | % |
| 22 | FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS | 1.52 | % | 1.30 | % |
| 23 | RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS | 104.34 | veces | 141.05 | veces |
| 24 | FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN. | (3.99) | % | (11.59) | % |
| 25 | FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN. | 103.99 | % | 111.59 | % |
| 26 | ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV. | 94.95 | % | 99.58 | % |

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**

**GRUPO CONTINENTAL, S.A.**

**DATOS POR ACCION**
**INFORMACION CONSOLIDADA**

**Impresión Final**

| REF D | CONCEPTOS | TRIMESTRE AÑO ACTUAL Importe | | TRIMESTRE AÑO ANTERIOR Importe | |
|---|---|---|---|---|---|
| 1 | UTILIDAD BASICA POR ACCION ORDINARIA (**) | $ 1.57 | | $ 1.47 | |
| 2 | UTILIDAD BASICA POR ACCION PREFERENTE (**) | $ .00 | | $ .00 | |
| 3 | UTILIDAD DILUIDA POR ACCION (**) | $ .00 | | $ .00 | |
| 4 | UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**) | $ 1.57 | | $ 1.47 | |
| 5 | EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**) | $ .00 | | $ .00 | |
| 6 | EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**) | $ .00 | | $ .00 | |
| 7 | EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**) | $ .00 | | $ .00 | |
| 8 | VALOR EN LIBROS POR ACCION | $ 8.80 | | $ 10.73 | |
| 9 | DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION | $ 3.50 | | $ 1.25 | |
| 10 | DIVIDENDO EN ACCIONES POR ACCION | .00 | acciones | .00 | acciones |
| 11 | PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS | 2.14 | veces | 1.63 | veces |
| 12 | PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**) | 12.01 | veces | 11.88 | veces |
| 13 | PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**) | .00 | veces | .00 | veces |

(**) INFORMACION ULTIMOS DOCE MESES

S-32 OTROS PASIVOS:

LOS PASIVOS POR PRIMA DE ANTIGÜEDAD Y PLAN DE PENSIONES DERIVADOS DE LA APLICACION DEL BOLETIN D-3 DEL IMCP SON:

| | |
|---|---|
| PLAN DE PENSIONES | $ 110,483 |
| PRIMA DE ANTIGÜEDAD | 61,671 |
| INDEMNIZACION LEGAL | 27,519 |
| | $ 199,673 |

S-42 RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL:

| | |
|---|---|
| RESULTADO DE EJERCICIOS ANTERIORES | $ 6,310,994 |
| RESERVA LEGAL | 48,008 |
| | $ 6,359,002 |

S-71 RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS:

| | |
|---|---|
| RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS | $ (677,097) |
| EFECTO ACUMULADO DE IMPUESTO SOBRE LA RENTA DIFERIDO | (1,047,479) |
| | $(1,724,576) |

S-31 CREDITOS DIFERIDOS:

S-66 IMPUESTOS DIFERIDOS:

EN ESTOS RENGLONES SE INCLUYE UN PASIVO POR:

| | |
|---|---|
| ISR DIFERIDO (D-4) | $ 693,211 |
| ISR DIFERIDO FISCAL | 79,844 |
| PTU DIFERIDO (D-4) | 64,541 |
| | $ 837,596 |

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

**COMENTARIOS Y ANALISIS DE LA ADMINISTRACION SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA**

**ANEXO 1**

**CONSOLIDADO**
**Impresión Final**

ESCENARIO ECONOMICO

La situación económica de México es mejor al escenario político. México ha crecido económicamente a pesar de los problemas de política interna. Los indicadores económicos actuales son muy satisfactorios.

El país cuenta actualmente con mejores reservas financieras, bajos niveles de inflación, así como altas exportaciones e importaciones. Si se introdujeran los cambios estructurales necesarios en materia fiscal, energética y laboral, muchos aspectos podrían mejorarse sustancialmente.

OPERACIÓN Y SUS RESULTADOS

El volumen de ventas del período enero-septiembre, incluyendo bonificaciones y muestreos fue de 279 millones de cajas unidad, que representa un crecimiento del 5.6% contra el año anterior.

Las actividades relevantes en el mercado han sido: La segmentación, el cambio en modelos de distribución, las campañas promocionales, los lanzamientos de nuevos productos y empaques y el incremento en equipos de refrigeración.

Los precios de los edulcorantes han disminuido motivado por el aumento en la disponibilidad en el mercado de alta fructosa, importada y nacional. En nuestro caso, seguimos utilizando azúcar refinada a costos competitivos, que es producida en los ingenios azucareros asociados, localizados en los Estados de Veracruz y Oaxaca.

EVENTOS RECIENTES

Inició operaciones la empresa, Compañía de Servicios de Bebidas Refrescantes, S.A. de C.V. (SALESKO), inversión conjunta de los Embotelladores Mexicanos de Coca-Cola y The Coca-Cola Company, lo cual nos permitirá incursionar más efectivamente en el segmento de bebidas no carbonatadas para autoservicios y tiendas de conveniencia.

La Compañía Coca-Cola nos comunicó recientemente su intención de modificar gradualmente el precio del concentrado que utilizamos en empaques no retornables a partir del 2007. Estamos analizando nuestro plan de negocios de largo plazo y evaluando el efecto financiero, buscando mantener una rentabilidad satisfactoria para los accionistas de Grupo Continental, en caso de que este hecho se lleve a cabo.

RECURSOS DE CAPITAL

Las inversiones en infraestructura ascendieron a 141 millones de pesos, las cuales se realizaron con el flujo de operación, sin recurrir a contratación de deuda. Las más importantes se efectuaron en equipos de refrigeración para el mercado y mejoras de funcionalidad y eficiencia en las líneas de embotellado.

LIQUIDEZ

Las razones de liquidez y apalancamiento siguen mostrando la fortaleza financiera y operativa de la organización, como lo muestran los estados financieros que forman parte de esta información.

ACTIVIDADES DE LA COMPAÑIA

Grupo Continental, S.A. (la "Compañía") es una sociedad controladora de compañías embotelladoras cuya actividad principal es la fabricación y venta de refrescos y agua purificada, que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 1. PRINCIPALES POLITICAS CONTABLES y FINANCIERAS

BASES DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos y resultados de la Compañía y sus subsidiarias, en donde posee más del 50% de su capital social. Todos los saldos y operaciones importantes intercompañías han sido eliminados en la consolidación.

A continuación se resumen las políticas de contabilidad más importantes, las cuales están de acuerdo con los principios de contabilidad generalmente aceptados en México:

a) Reconocimiento de los efectos de la inflación

La Compañía y sus subsidiarias consolidadas actualizan en términos de poder adquisitivo de la moneda al cierre del último ejercicio todos los estados financieros, reconociendo así los efectos de la inflación, aplicando factores derivados del Indice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México. Por lo tanto, las cifras de los estados financieros son comparables entre sí y con el año anterior que se presenta, al estar expresadas en pesos del mismo poder adquisitivo.

b) Efectivo e inversiones temporales

El efectivo y las inversiones temporales consisten en efectivo e inversiones a la vista, las cuales generan intereses a tasas variables. Las inversiones a la vista se expresan al costo, el cual es semejante a su valor de mercado.

c) Inventarios y costo de ventas

Los inventarios se expresan a su valor actualizado de reposición y producción, que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al momento de la venta.

d) Cajas y envases retornables

El inventario de cajas y envases retornables se expresa a su costo de reposición o valor de depósito, el que sea menor. Cuando las cajas y envases se rompen son cargados a los resultados como gastos de venta o generales (el envase roto durante la producción es cargado al costo de ventas). La Compañía estima que estos cargos a resultados serían similares a los que resultarían si el valor de las cajas y envases fuera amortizado en el período estimado de su vida útil de aproximadamente 4 años para el envase de vidrio (1.5 años para el envase de plástico y 4 años para el garrafón de policarbonato).

El costo del envase entregado a clientes sin cargo alguno en relación con campañas promocionales de nuevas presentaciones (neto de los importes recibidos de The Coca-Cola Company, basados en los acuerdos de publicidad compartida) es cargado a los resultados del año en que se promocionan.

e) Inversiones en acciones

Las inversiones en acciones de asociadas que posee la Compañía se valúan por el método de participación. Las inversiones en acciones de subsidiarias se valúan sobre la misma base, para efectos de los estados financieros individuales que se presentan. Las otras inversiones en acciones se registran a su costo de adquisición y se actualizan mediante la aplicación de factores derivados del INPC.

f) Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se registran originalmente a su costo y posteriormente se actualizan mediante la aplicación a su costo de adquisición de factores derivados del INPC. La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

g) Crédito mercantil

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones de subsidiarias y asociadas al momento de su adquisición. Se actualiza aplicando a los importes históricos, factores derivados del INPC y hasta el 31 de diciembre de 2004 se amortizaba en línea recta en un período no mayor de 20 años. De acuerdo a las disposiciones del Boletín B-7, "Adquisiciones de negocios", vigente a partir del 1° de enero de 2005 este crédito mercantil ya no se amortizará, sin embargo, a partir de 2004 está sujeto a la prueba de deterioro mencionada en el siguiente inciso.

h) Deterioro en el valor de los activos de larga duración

La Compañía y sus subsidiarias revisan el valor en libros de sus inmuebles, maquinaria y equipo y del crédito mercantil para detectar algún indicio de deterioro que indique que el valor en libros de los mismos pudiera no ser recuperable total o parcialmente, de conformidad con el Boletín C-15, "Deterioro en el valor de los activos de larga duración y su disposición". Para determinar si existe un deterioro en el valor, se compara el valor de uso de la unidad generadora de efectivo, que consiste en determinar los flujos de efectivo descontados durante su vida útil remanente, contra su valor en libros. Si el valor en libros es superior al valor de uso, la diferencia se reconoce en los resultados del año.

i) Impuesto sobre la renta (ISR) y participación de los trabajadores en las utilidades (PTU)

El ISR y PTU cargados a los resultados del año se basan en los criterios establecidos en el Boletín D-4, "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad". El método que se establece en este boletín para determinar la base de cálculo del impuesto sobre la renta diferido, consiste en comparar los valores contables y fiscales de los activos y pasivos. A las diferencias temporales resultantes, se les aplica la tasa de ISR que estará vigente al momento en que se estima que estas se recuperarán o liquidarán y se reconoce

un activo o pasivo diferido. Deben reconocerse activos o pasivos diferidos por las diferencias temporales en el cálculo de la PTU que se presuma que provocarán un beneficio o que se pagarán en el futuro.

j) Compensaciones al personal

Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicios, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

En la mayoría de las subsidiarias de la Compañía se tienen establecidos planes de retiro para los empleados no sindicalizados. De acuerdo con estos planes de pensiones, los empleados elegibles son aquellos que tienen como mínimo 10 años de servicio y 60 años de edad, y la pensión permanece vigente por lo menos durante los diez años siguientes y hasta la muerte del empleado. A partir de 2004, dos subsidiarias modificaron su plan de pensiones para que la edad de retiro sea de 65 años, debiendo tener como mínimo 15 años de servicio. Este nuevo plan es de "contribución definida", en el cual las subsidiarias y los colaboradores aportarán montos de efectivo preestablecidos a un fondo en fideicomiso irrevocable. El resto de las subsidiarias también efectúan contribuciones anuales a fondos en fideicomiso irrevocables, basadas en cálculos actuariales.

De acuerdo con el contrato colectivo de trabajo de dos subsidiarias, éstas conceden jubilaciones a sus trabajadores sindicalizados que hubieran cumplido por lo menos 60 años de edad y que tuvieran 25 años de servicios ininterrumpidos en la empresa. El importe de la jubilación será equivalente al 50% del salario al momento del retiro.

El costo de las primas de antigüedad y de los planes de pensiones y jubilaciones se determina con base en cálculos actuariales de acuerdo a lo establecido en el Boletín D-3, "Obligaciones laborales", elaborados por peritos independientes. Dicho boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y sólo se acepta el método actuarial de cálculo sobre la base de servicios prestados con sueldos proyectados.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan a los resultados en el año en que se vuelven exigibles.

k) Transacciones en dólares (Ver anexo 6)

Las transacciones en dólares se registran al tipo de cambio vigente en la fecha de su concertación. Los activos y pasivos en dicha moneda se expresan en moneda nacional al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del período, se aplican a los resultados.

l) Utilidad integral

La "utilidad integral" representa el resultado de la actuación total de la Compañía durante los ejercicios que se presentan. Este concepto está representado por la utilidad neta, más los efectos del resultado por tenencia

de activos no monetarios e impuesto sobre la renta diferido que, de acuerdo con los principios de contabilidad aplicables, se llevaron directamente a la inversión de los accionistas.

m) Actualización de la inversión de los accionistas

Los rubros de la inversión de los accionistas se actualizan aplicando a los importes históricos, factores derivados del INPC. Los valores actualizados representan la inversión de los accionistas en términos de poder adquisitivo al final del ejercicio.

El exceso o insuficiencia en la actualización de la inversión de los accionistas, representa el grado en que la Compañía ha logrado o no ha logrado conservar el poder adquisitivo general de las aportaciones de los accionistas y de los resultados obtenidos. Este concepto está representado principalmente por el resultado por tenencia de activos no monetarios y su correspondiente efecto en los resultados cuando los activos son consumidos, el cual se determina comparando los valores de reposición de los activos no monetarios con los valores que se obtienen de aplicar factores derivados del INPC a los mismos activos.

n) Resultado monetario

El resultado monetario representa el efecto de la inflación, medida en términos del INPC, en el neto de los activos y pasivos monetarios al inicio de cada mes, el cual se carga o acredita íntegramente a los resultados, formando parte del costo integral de financiamiento.

o) Gastos de publicidad y promoción

Durante los ejercicios que cubren estos estados financieros consolidados, y con base en presupuestos anuales cooperativos de publicidad y propaganda, The Coca-Cola Company ha hecho pagos compartidos por aproximadamente el 45% de ciertos programas de publicidad y propaganda, incluyendo el costo de cajas y envases introducidos en el mercado sin cargo alguno a los clientes y, la Compañía, al igual que otros embotelladores de Coca-Cola, ha hecho pagos compartidos en relación con campañas nacionales de publicidad, basados en la población de sus respectivos territorios, por aproximadamente el 50% del costo de dichas campañas. Los gastos de publicidad y promoción solamente reflejan la parte de estos gastos que le corresponden a las embotelladoras. Los pagos efectuados por cuenta de The Coca-Cola Company se registran como cuentas por cobrar y no tienen efecto en los resultados. Estas cuentas por cobrar son pagadas por The Coca-Cola Company en un plazo de 30 días en promedio.

p) Utilidad básica por acción

La utilidad básica por acción se calcula dividiendo la utilidad neta (participación mayoritaria), entre el promedio ponderado de las acciones en circulación durante cada ejercicio que se presenta. El promedio de las acciones en circulación son 750,000,000 al 30 de septiembre de 2005 y 2004.

q) Información financiera por segmentos

Como se indica en la Nota 1, Grupo Continental, S. A. es tenedora de las acciones de compañías cuya actividad principal es la fabricación y venta de

refrescos y agua purificada que atienden la franquicia otorgada por The Coca-Cola Company y que operan en siete Estados de la República Mexicana. Las condiciones de riesgos y rendimientos de las operaciones de cada una de las embotelladoras en los diferentes territorios son similares, ya que los productos son de la misma naturaleza y los procesos de producción, el tipo de clientes, los métodos usados para distribuir los productos y el entorno regulatorio en el que opera cada una de las embotelladoras son iguales. También operan en igualdad de circunstancias económicas y políticas y no se genera información interna relacionada con áreas geográficas o por zonas, ya que la administración se realiza como una sola unidad de negocio.

Los productos de las subsidiarias de la Compañía se comercializan fundamentalmente a través de un alto número de detallistas relativamente pequeños, tales como tiendas de abarrotes y misceláneas, sin que exista concentración importante en algún cliente o tipo de cliente en especial.

NOTA 2. INMUEBLES, MAQUINARIA Y EQUIPO

| | 30 de septiembre de 2005 |
|---|---|
| Edificios | $ 2,139,475 |
| Equipo de fábrica | 2,585,956 |
| Equipo anticontaminante | 112,685 |
| Equipo de transporte | 1,609,211 |
| Mobiliario y otros equipos | 1,139,279 |
| | 7,586,606 |
| Depreciación acumulada | (4,191,256) |
| | 3,395,350 |
| Terrenos | 795,917 |
| Obras y equipo en proceso y anticipos | 149,040 |
| | $ 4,340,307 |

La depreciación se calcula por el método de línea recta, de acuerdo con las vidas útiles de los activos.

Los diferentes conceptos de activo fijo se deprecian en base a las siguientes:

TASAS DE DEPRECIACIÓN ANUAL PROMEDIO

| | |
|---|---|
| · Inmuebles (edificios) | 2.0% |
| · Maquinaria (equipo de fábrica) | 5.8% |
| · Equipo anticontaminante | 4.8% |
| · Equipo de transporte | 6.7% |
| · Mobiliario y otros equipos | 10.9% |

NOTA 3. CREDITOS BURSÁTILES

N/A

NOTA 4. PASIVO CONTINGENTE

Los pasivos por prima de antigüedad y plan de pensiones derivados de la aplicación del boletín D-3 del IMCP son:

| | |
|---|---|
| Plan de pensiones | $ 110,483 |
| Prima de antigüedad | 61,671 |
| Indemnización Legal | 27,519 |
| | ---------- |
| | $ 199,673 |
| | ========== |

NOTA 5. CAPITAL CONTABLE

INVERSIÓN DE LOS ACCIONISTAS

El capital social de la Compañía está representado por 750,000,000 de acciones ordinarias de libre suscripción, nominativas, con valor nominal de dos centavos cada una, totalmente suscritas y pagadas.

Las utilidades acumuladas, incluyendo las que han sido capitalizadas, están sujetas al pago de impuestos, en caso de su distribución en efectivo, excepto que provengan de la cuenta de utilidad fiscal neta (CUFIN). Así mismo, los reembolsos de capital que excedan proporcionalmente a la cuenta de capital de aportación (CUCA) se consideran distribución de utilidades sujetas al tratamiento mencionado y, en su caso, al pago de impuestos.

La utilidad neta de la Compañía y de cada subsidiaria está sujeta a la aplicación del 5% a la reserva legal hasta que ésta represente el 20% del capital social. Al 31 de diciembre de 2004, la reserva legal de la Compañía ascendía a 3 millones de pesos nominales, que representa el 20% del valor nominal del capital social. La reserva legal no es susceptible de distribución en efectivo, pero puede ser capitalizada, y se incluye en los resultados acumulados. La reserva legal está incluida en el renglón S-42 Resultados Acumulados y Reserva de Capital del Estado de Situación Financiera.

PARTICIPACION MINORITARIA

La Compañía posee prácticamente el 100% del capital social de sus subsidiarias y el 51% de Servicios Ejecutivos Continental, S.A. El interés minoritario representa la participación en esta subsidiaria que poseen los accionistas minoritarios, y se presenta en el balance general consolidado después de la participación mayoritaria. El estado consolidado de resultados presenta la utilidad neta consolidada total. La distribución en la participación mayoritaria y minoritaria se presenta después de la utilidad neta consolidada.

NOTA 6. RESERVA PARA RECOMPRA DE ACCIONES

Estatutariamente la Empresa tiene establecida una reserva para recompra de sus propias acciones, por un importe de $ 150,000, se que incluye en el renglón S-43 de los estados financieros.

Al 30 de septiembre de 2005 la empresa no posee acciones propias recompradas.

NOTA 7. COSTO INTEGRAL DE FINANCIAMIENTO

(Ver desglose de los principales conceptos en el estado de resultados consolidado).

Nota 8. IMPUESTOS DIFERIDOS

A continuación se muestran los efectos acumulados al 30 de septiembre del 2005.

S-71 Resultado por tenencia de activos no monetarios:

| | |
|---|---|
| Resultados por tenencia de activos no Monetarios | $ (677,097) |
| Efecto acumulado del impuesto sobre la renta diferido | (1,047,479) |
| | $ (1,724,576) |

S-31 Créditos diferidos:
S-66 Impuestos diferidos:

En estos renglones se incluye un pasivo por:

| | |
|---|---|
| ISR diferido (D-4) | $ 693,211 |
| ISR diferido fiscal | 79,844 |
| PTU diferido (D-4) | 64,541 |
| | $ 837,596 |

NOTA 9. PARTIDAS EXTRAORDINARIAS

N/A

NOTA 10. OPERACIONES DISCONTINUADAS

N/A

NOTA 11. EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD.

N/A

NOTA 12. RESULTADOS NETOS MENSUALES (HISTORICO Y ACTUALIZADO)

ULTIMOS 12 MESES

| MES | RESULTADO NETO MAYORITARIO DEL EJERCICIO ACUMULADO HISTORICO | RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL HISTORICO | INDICE AL CIERRE | INDICE DE ORIGEN | RESULTADO NETO MAYORITARIO DEL EJERCICIO MENSUAL ACTUALIZADO |
|---|---|---|---|---|---|
| Oct-04 | 75,297 | 75,297 | 114.484 | 111.368 | 77,404 |
| Nov-04 | 175,114 | 99,817 | 114.484 | 112.318 | 101,742 |
| Dic-04 | 261,774 | 86,660 | 114.484 | 112.550 | 88,149 |
| Ene-05 | 317,758 | 55,984 | 114.484 | 112.554 | 56,944 |
| Feb-05 | 357,009 | 39,251 | 114.484 | 112.929 | 39,791 |
| Mar-05 | 472,512 | 115,503 | 114.484 | 113.438 | 116,568 |
| Abr-05 | 572,308 | 99,796 | 114.484 | 113.842 | 100,359 |
| May-05 | 687,663 | 115,355 | 114.484 | 113.556 | 116,298 |
| Jun-05 | 827,609 | 139,946 | 114.484 | 113.447 | 141,225 |
| Jul-05 | 951,585 | 123,976 | 114.484 | 113.891 | 124,622 |
| Ago-05 | 1,069,861 | 118,276 | 114.484 | 114.028 | 118,749 |
| Sep-05 | 1,163,159 | 93,298 | 114.484 | 114.484 | 93,298 |
| | | 1,163,159 | | | 1,175,149 |

**RELACION DE INVERSIONES EN ACCIONES**

**ANEXO 3**

**CONSOLIDADO**
**Impresión Final**

| NOMBRE DE LA EMPRESA (1) | ACTIVIDAD PRINCIPAL | No. DE ACCIONES | % DE TENENCIA (2) | MONTO TOTAL (Miles de Pesos) | |
|---|---|---|---|---|---|
| | | | | COSTO ADQUISICION | VALOR ACTUAL (3) |
| **SUBSIDIARIAS** | | | | | |
| 1 EMBOTELLADORA AGUASCALIENTES, S.A. DE C.V. | EMBOTELLADORA | 13,787,026 | 99.99 | 24,930 | 438,727 |
| 2 EMBOTELLADORA AMECA, S.A. DE C.V. | EMBOTELLADORA | 49,999 | 99.99 | 164 | 116,729 |
| 3 EMBOTELLADORA GUADIANA, S.A. DE C.V. | EMBOTELLADORA | 17,619,998 | 99.99 | 27,396 | 300,574 |
| 4 EMBOTELLADORA ZACATECAS, S.A. DE C.V. | EMBOTELLADORA | 13,849,998 | 99.99 | 18,815 | 264,392 |
| 5 EMBOTELLADORA LA FAVORITA, S.A. DE C.V. | EMBOTELLADORA | 11,082,060 | 99.99 | 17,773 | 552,876 |
| 6 EMBOTELLADORA LAGUNERA, S.A. DE C.V. | EMBOTELLADORA | 2,554,997 | 99.99 | 24,091 | 453,046 |
| 7 EMBOTELLADORA LOS ALTOS, S.A. DE C.V. | EMBOTELLADORA | 349,999 | 99.99 | 5,676 | 159,511 |
| 8 EMBOTELLADORA RIO VERDE, S.A. DE C.V. | EMBOTELLADORA | 49,999 | 99.99 | 1,410 | 40,567 |
| 9 EMBOTELLADORA SAN LUIS, S.A. DE C.V. | EMBOTELLADORA | 99,999 | 99.99 | 8,712 | 141,802 |
| 10 EMBOTELLADORA TANGAMANGA, S.A. DE C.V. | EMBOTELLADORA | 50,409,118 | 99.99 | 18,536 | 212,303 |
| 11 EMBOTELLADORA ZAPOPAN, S.A. DE C.V. | EMBOTELLADORA | 18,999,999 | 99.99 | 22,038 | 287,062 |
| 12 EMBOTELLADORA DE TECOMAN, S.A. DE C.V. | EMBOTELLADORA | 33,391,749 | 99.99 | 159,791 | 174,741 |
| 13 INMOBILIARIA FAVORITA, S.A. DE C.V. | INMOBILIARIA | 18,290,060 | 99.99 | 23,969 | 704,561 |
| 14 FOMENTO DE AGUASCALIENTES, S.A. DE C.V. | INMOBILIARIA | 17,203,089 | 99.99 | 14,315 | 207,159 |
| 15 CONCENTRADOS INDUSTRIALES, S.A. DE C.V. | CONCENTRADOS Y ESP. QUIMICAS | 499,999 | 99.99 | 846 | 20,484 |
| 16 FOMENTO DURANGO, S.A. DE C.V. | INMOBILIARIA | 2,108,017 | 99.99 | 568 | 152,486 |
| 17 FOMENTO MAYRAN, S.A. DE C.V. | INMOBILIARIA | 2,130,817 | 99.99 | 1,033 | 109,874 |
| 18 FOMENTO POTOSINO, S.A. DE C.V. | INMOBILIARIA | 49,999 | 99.99 | 475 | 30,417 |
| 19 FOMENTO RIO NAZAS, S.A. DE C.V. | INMOBILIARIA | 49,999 | 99.99 | 1,315 | 40,463 |
| 20 FOMENTO SAN LUIS, S.A. DE C.V. | INMOBILIARIA | 52,370,655 | 99.99 | 50,853 | 173,726 |
| 21 FOMENTO ZACATECANO, S.A. DE C.V. | INMOBILIARIA | 7,559,999 | 99.99 | 10,024 | 94,154 |
| 22 GROSSMAN Y ASOCIADOS, S.A. DE C.V. | INMOBILIARIA | 109,999 | 99.99 | 2,281 | 155,950 |
| 23 SOCIEDAD INDUSTRIAL, S.A. DE C.V. | EMPRESA DE SERVICIOS | 77,789,998 | 99.99 | 76,442 | 426,531 |
| 24 SERVICIOS EJECUTIVOS CONTINENTAL, S.A. | EMPRESA DE SERVICIOS | 6,120,000 | 51.00 | 3,544 | 7,049 |
| 25 ALIANZAS Y SINERGIAS, S.A. DE C.V. | EMPRESA DE SERVICIOS | 99,998 | 99.99 | 100 | (314) |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**82-4211**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**
**GRUPO CONTINENTAL, S.A.**

**RELACION DE INVERSIONES EN ACCIONES**

PAGINA 2
**ANEXO 3** **CONSOLIDADO**
Impresión Final

| NOMBRE DE LA EMPRESA (1) | ACTIVIDAD PRINCIPAL | No. DE ACCIONES | % DE TENENCIA (2) | MONTO TOTAL (Miles de Pesos) | |
|---|---|---|---|---|---|
| | | | | COSTO ADQUISICION | VALOR ACTUAL (3) |
| 26 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:) | | 1 | 0.00 | 0 | 0 |
| **TOTAL DE INVERSIONES EN SUBSIDIARIAS** | | | | **515,097** | **5,264,870** |
| **ASOCIADAS** | | | | | |
| 1 INDUSTRIA ENVASADORA DE QUERETARO, S.A. DE C.V. | ENLATADORA | 84,609 | 17.51 | 9,039 | 76,420 |
| 2 ANDAMIOS ATLAS, S.A. DE C.V. | ANDAMIOS | 1,065,139 | 26.01 | 6,524 | 65,083 |
| 3 PROMOTORA INDUSTRIAL AZUCARERA, S.A. DE C.V. | CONTR. INGENIOS AZUCAREROS | 12,700,791 | 49.00 | 65,075 | 821,176 |
| | | 0 | 0.00 | 0 | 0 |
| **TOTAL DE INVERSIONES EN ASOCIADAS** | | | | **80,638** | **962,679** |
| **OTRAS INVERSIONES PERMANENTES** | | | | | **34,481** |
| **TOTAL** | | | | | **6,262,030** |

**OBSERVACIONES**

CLAVE DE COTIZACION: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2005**

**ANEXO 5**
**DESGLOSE DE CREDITOS**
(MILES DE PESOS)

**CONSOLIDADO**
**Impresión Final**

| Tipo de Crédito / Institución | Fecha de Vencimiento | Tasa de Interes | Denominados en Pesos | | Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $ ) | | | | | | Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Intervalo de Tiempo | | | | | | Intervalo de Tiempo | | | | | |
| | | | Hasta 1 Año | Más de 1 Año | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más | Año Actual | Hasta 1 Año | Hasta 2 Años | Hasta 3 Años | Hasta 4 Años | Hasta 5 Años o más |
| **PROVEEDORES** | | | | | | | | | | | | | | | | |
| **PROVEEDORES** | | | | | | | | | | | | | | | | |
| DIVERSOS | 31/12/2005 | 0.00 | 328,047 | 0 | 0 | 188 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL PROVEEDORES** | | | **328,047** | **0** | **0** | **188** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| **OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS** | | | | | | | | | | | | | | | | |
| DIVERSOS | 31/12/2005 | 0.00 | 336,739 | 0 | 0 | 15,603 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| **TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS** | | | **336,739** | **0** | **0** | **15,603** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |
| **TOTAL** | | | **664,786** | **0** | **0** | **15,791** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** | **0** |

**OBSERVACIONES**

**82-4211**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**
**GRUPO CONTINENTAL, S.A.**

**POSICION EN MONEDA EXTRANJERA**
**(Miles de Pesos)**

**ANEXO 6** **CONSOLIDADO**
**Impresión Final**

| BALANZA | DOLARES (1) | | OTRAS MONEDAS (1) | | TOTAL |
|---|---|---|---|---|---|
| | MILES DE DOLARES | MILES DE PESOS | MILES DE DOLARES | MILES DE PESOS | MILES DE PESOS |
| **3. POSICION EN MONEDA EXTRANJERA** | | | | | |
| **ACTIVO TOTAL** | **52,958** | **572,645** | 0 | 0 | **572,645** |
| **PASIVO** | **1,460** | **15,791** | | | **15,791** |
| CORTO PLAZO | 1,460 | 15,791 | 0 | 0 | 15,791 |
| LARGO PLAZO | 0 | 0 | 0 | 0 | 0 |
| **SALDO NETO** | **51,498** | **556,854** | | | **556,854** |

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

**OBSERVACIONES**

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN ES DE $10.8131 US DOLLAR PUBLICADO POR EL BANCO DE MEXICO, EN EL DIARIO OFICIAL DE LA FEDERACIÓN EL ÚLTIMO DÍA HÁBIL DEL MES QUE SE REPORTA.

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**
**GRUPO CONTINENTAL, S.A.**

**CEDULA DE INTEGRACION Y CALCULO**
**DE RESULTADO POR POSICION MONETARIA (1)**
**(Miles de Pesos)**

**ANEXO 7**

**CONSOLIDADO**
**Impresión Final**

| MES | ACTIVOS MONETARIOS | PASIVOS MONETARIOS | POSICION MONETARIA (ACTIVA) PASIVA | INFLACION MENSUAL | EFECTO MENSUAL (ACTIVO) PASIVO |
|---|---|---|---|---|---|
| ENERO | 3,245,625 | 779,053 | (2,466,572) | 0.00 | (89) |
| FEBRERO | 3,292,350 | 737,657 | (2,554,693) | 0.33 | (8,512) |
| MARZO | 3,345,318 | 754,713 | (2,590,605) | 0.45 | (11,676) |
| ABRIL | 3,535,462 | 796,883 | (2,738,579) | 0.36 | (9,752) |
| MAYO | 3,756,907 | 2,729,722 | (1,027,185) | (0.25) | 2,580 |
| JUNIO | 1,846,682 | 725,809 | (1,120,873) | (0.10) | 1,076 |
| JULIO | 2,046,187 | 803,296 | (1,242,891) | 0.39 | (4,865) |
| AGOSTO | 2,174,282 | 770,875 | (1,403,407) | 0.30 | (4,214) |
| SEPTIEMBRE | 1,591,104 | 805,695 | (785,409) | 0.40 | (3,142) |
| ACTUALIZACION: | 0 | 0 | 0 | 0.00 | (336) |
| CAPITALIZACION: | 0 | 0 | 0 | 0.00 | 0 |
| EMP. EXTRANJERAS: | 0 | 0 | 0 | 0.00 | 0 |
| OTROS | 0 | 0 | 0 | 0.00 | 0 |
| **TOTAL** | | | | | **(38,930)** |

**OBSERVACIONES**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **2005**
**GRUPO CONTINENTAL, S.A.**

**OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA**

**ANEXO 8** **CONSOLIDADO**
Impresión Final

| LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO |
|---|
| === N O A P L I C A === |

| SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS |
|---|
| === N O A P L I C A === |

**PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO**

**ANEXO 9**

**CONSOLIDADO**
**Impresión Final**

| PLANTA O CENTRO | ACTIVIDAD ECONOMICA | CAPACIDAD INSTALADA (1) | % DE UTILIZACION |
|---|---|---|---|
| REGION OCCIDENTE | EMBOTELLADORA | 40,367 | 79 |
| REGION CENTRO | EMBOTELLADORA | 34,405 | 68 |
| REGION NORTE | EMBOTELLADORA | 29,885 | 53 |
| TOTAL GRUPO | EMBOTELLADORA | 104,657 | 68 |
| CONCENTRADOS IND., SA DE CV | FABRICA DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS | 527 | 62 |

**OBSERVACIONES**

1)
- LA CAPACIDAD INSTALADA PRESENTADA ES TRIMESTRAL.
- LA CAPACIDAD INSTALADA ANUAL ASCIENDE A 419 MILLONES DE CAJAS UNIDAD.
- EN EL CASO DE LAS EMBOTELLADORAS DE BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR, LA CAPACIDAD INSTALADA SE PRESENTA EN MILES DE CAJAS UNIDAD ( CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EN EL CASO DE CONCENTRADOS INDUSTRIALES LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE LITROS DE CONCENTRADOS Y ESPECIALIDADES QUIMICAS EN UN TRIMESTRE.

## MATERIAS PRIMAS DIRECTAS

**ANEXO 10**

**CONSOLIDADO**
**Impresión Final**

| NACIONALES | PRINCIPALES PROVEEDORES | IMPORTACION | PRINCIPALES PROVEEDORES | SUST. NAL. | % COSTO PRODUCCION TOTAL |
|---|---|---|---|---|---|
| CONCENTRADO | COCA-COLA DE MEXICO | | | SI | 31.98 |
| AZUCAR | P.I.A.S.A. (ASOCIADA) | | | SI | 19.28 |
| ENVASE NO RETORNABLE | VITRO,S.A. E INNOPACK | | | SI | 25.95 |
| CORCHOLATA Y TAPAS | TAPON CORONA D GUADALAJARA SA TAPAS INNOVATIVAS, SA DE CV | | | SI | 3.42 |

**OBSERVACIONES**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: **3** AÑO: **200**

**GRUPO CONTINENTAL, S.A.**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**

**VENTAS NACIONALES**

**CONSOLIDADO**
**Impresión Final**

| PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | % DE PARTICIPACION EN EL MERCADO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| BEBIDAS NO ALCOHOLICAS LISTAS PARA TOMAR (NARTD) | 267,739 | 3,713,160 | 272,573 | 7,711,258 | | COCA-COLA, COCA-COLA LIGHT, COCA-COLA CITRA, COCA-COLA CITRA LIGHT,FANTA,SPRITE, FRESCA,LIFT, DELAWARE, SPRITE CERO,SENZAO POWERADE, DISNEY AVENTURAS, NESTEA, CIEL, CIEL MINERALIZADA Y CIEL AQUARIUS | DETALLISTAS EN GENERAL |
| DIVERSOS | | | | 127,057 | | DIVERSAS | DIVERSOS |
| TOTAL | | 3,713,160 | | 7,838,315 | | | |

82-4211

CLAVE DE COTIZACION: **CONTAL**
**GRUPO CONTINENTAL, S.A.**

TRIMESTRE: **3** AÑO: **200**

**DISTRIBUCION DE VENTAS POR PRODUCTO**

**ANEXO 11**

**VENTAS AL EXTERIOR**



| PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS | PRODUCCION TOTAL | | VENTAS | | DESTINO | PRINCIPALES | |
|---|---|---|---|---|---|---|---|
| | VOLUMEN | IMPORTE | VOLUMEN | IMPORTE | | MARCAS | CLIENTES |
| SERVICIO DE ANALISIS QUIMICOS | | | | 323 | COSTA RICA, VENEZUELA Y REP.DOMINICANA | COINSA | DIVERSOS |
| TOTAL | | | | 323 | | | |

**OBSERVACIONES**

LAS SIGUIENTES OBSERVACIONES CORRESPONDEN A VENTAS NACIONALES:

- EL VOLUMEN DE PRODUCCION Y VENTAS DE LOS PRINCIPALES PRODUCTOS DE REFRESCOS SON DETERMINADOS EN MILES DE CAJAS UNIDAD (CAJAS EQUIVALENTES A 24 BOTELLAS DE 236.560 ML.).
- EL GARRAFON DE AGUA CIEL TIENE CAPACIDAD DE 20 LITROS.
- EL PORCENTAJE DE PARTICIPACION EN EL MERCADO NO ES DETERMINABLE.

82-4211

**82-4211**

CLAVE DE COTIZACION: **CONTAL** TRIMESTRE: 3 AÑO: **2005**

**GRUPO CONTINENTAL, S.A.**

**CONSOLIDADO**
**Impresión Final**

## INTEGRACION DEL CAPITAL SOCIAL PAGADO

### CARACTERISTICAS DE LAS ACCIONES

| | VALOR | CUPON | NUMERO DE ACCIONES | | | | CAPITAL SOCIAL | |
|---|---|---|---|---|---|---|---|---|
| | | | PORCION | PORCION | | LIBRE | | |
| | $ | VIGENTE | FIJA | VARIABLE | MEXICANOS | SUSCRIPCION | FIJO | VARIABLE |
| * | 0.02000 | 0 | 750,000,000 | | | 750,000,000 | 15,000 | |
| TOTAL | | | 750,000,000 | 0 | 0 | 750,000,000 | 15,000 | 0 |

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
750,000,000

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

### ACCIONES PROPIAS RECOMPRADAS

| SERIE | CANTIDAD DE ACCIONES | PRECIO PROMEDIO DE RECOMPRA | PRECIO DE MERCADO AL TRIMESTRE |
|---|---|---|---|

**OBSERVACIONES**

**Información de Proyectos**
( Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

**CONSOLIDADO**
**Impresión Final**

NO APLICA

**Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras**
(Información relacionada al Boletín B-15)

ANEXO 14

**CONSOLIDADO**
**Impresión Final**

NO APLICA

**82-4211**

CLAVE DE COTIZACION: CONTAL FECHA: 28/10/2005 10:18
GRUPO CONTINENTAL, S.A.

## DATOS GENERALES DE LA EMISORA

| | |
|---|---|
| RAZON SOCIAL: | GRUPO CONTINENTAL, S.A. |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO ,TAMP |
| TELEFONO: | 01-833 241-25-00 |
| FAX: | 01-833 241-25-77 |
| DIRECCION DE INTERNET: | www.contal.com |

## DATOS FISCALES DE LA EMISORA

| | |
|---|---|
| RFC EMPRESA: | GCO7901128N8 |
| DOMICILIO FISCAL: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO ,TAMP |

## RESPONSABLE DE PAGO

| | |
|---|---|
| NOMBRE: | - ROBERTO MARTINEZ GARZA |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO ,TAMP |
| TELEFONO: | 01-833 241-25-21 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | rmartinez@contal.com |

## DATOS DE LOS FUNCIONARIOS

| | |
|---|---|
| PUESTO BMV: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | PRESIDENTE DEL CONSEJO DE ADMINISTRACION |
| NOMBRE: | - CYNTHIA H. GROSSMAN - |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 213-37-21 |
| FAX: | 01-833 217-02-95 Y 01-833 241-25-77 |
| E-MAIL: | info@contal.com |

| | |
|---|---|
| PUESTO BMV: | DIRECTOR GENERAL |
| PUESTO: | DIRECTOR GENERAL |
| NOMBRE: | - MARCOS AGUILAR ROMO |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-10 |

CLAVE DE COTIZACION: CONTAL

GRUPO CONTINENTAL, S.A.

FECHA: 28/10/2005 10:18

| | |
|---|---|
| FAX: | 01-833 241-25-77 |
| E-MAIL: | maguilar@contal.com |

| | |
|---|---|
| PUESTO BMV: | DIRECTOR DE FINANZAS |
| PUESTO: | DIRECTOR EJECUTIVO DE FINANZAS |
| NOMBRE: | - MIGUEL ANGEL RABAGO VITE |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-14 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | mrabago@contal.com |

| | |
|---|---|
| PUESTO BMV: | ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET |
| PUESTO: | DIRECTOR GENERAL |
| NOMBRE: | - MARCOS AGUILAR ROMO |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-10 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | maguilar@contal.com |

| | |
|---|---|
| PUESTO BMV: | ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET |
| PUESTO: | DIRECTOR EJECUTIVO DE FINANZAS |
| NOMBRE: | - MIGUEL ANGEL RABAGO VITE |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-14 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | mrabago@contal.com |

| | |
|---|---|
| PUESTO BMV: | RESPONSABLE DEL AREA JURIDICA |
| PUESTO: | DIRECTOR EJECUTIVO JURIDICO Y DE RECURSOS HUMANOS |
| NOMBRE: | - ROBERTO MARTINEZ GARZA |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-21 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | rmartinez@contal.com |

| | |
|---|---|
| PUESTO BMV: | SECRETARIO DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | DIRECTOR GENERAL |
| NOMBRE: | - MARCOS AGUILAR ROMO |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |

CLAVE DE COTIZACION: CONTAL FECHA: 28/10/2005 10:18

GRUPO CONTINENTAL, S.A.

| | |
|---|---|
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-10 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | maguilar@contal.com |

---

| | |
|---|---|
| PUESTO BMV: | PROSECRETARIO DEL CONSEJO DE ADMINISTRACION |
| PUESTO: | NO APLICA |
| NOMBRE: | N.A. NO APLICA NO APLICA NO APLICA |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-00 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | info@contal.com |

---

| | |
|---|---|
| PUESTO BMV: | RESPONSABLE DE INFORMACION A INVERSIONISTAS |
| PUESTO: | DIRECTOR DE TESORERIA |
| NOMBRE: | - MIGUEL ANGEL DIAZ ALONSO |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-15 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | mdiaz@contal.com |

---

| | |
|---|---|
| PUESTO BMV: | ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET |
| PUESTO: | DIRECTOR GENERAL |
| NOMBRE: | - MARCOS AGUILAR ROMO |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-10 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | maguilar@contal.com |

---

| | |
|---|---|
| PUESTO BMV: | ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET |
| PUESTO: | DIRECTOR EJECUTIVO DE FINANZAS |
| NOMBRE: | - MIGUEL ANGEL RABAGO VITE |
| DOMICILIO: | AVENIDA HIDALGO NO. 2303 |
| COLONIA: | SMITH |
| C. POSTAL: | 89140 |
| CIUDAD Y ESTADO: | TAMPICO TAMP |
| TELEFONO: | 01-833 241-25-14 |
| FAX: | 01-833 241-25-77 |
| E-MAIL: | mrabago@contal.com |

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

**82-4211**

CLAVE DE COTIZACION: CONTAL
GRUPO CONTINENTAL, S.A.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

C.P. MARCOS AGUILAR ROMO
SECRETARIO DEL CONSEJO DE ADMINISTRACION

C.P. MIGUEL ANGEL RABAGO VITE
DIRECTOR EJECUTIVO DE FINANZAS

TAMPICO, TAMP, A 28 DE OCTUBRE DE 2005